
06014834

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2006
WASH., D.C.
213
SECTION

23 June 2006

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

23 June 2006

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL AUTOMATED DISTRIBUTION CENTRE

Today, CCA's Chief Financial Officer will host an investor tour of the existing Mentone facility in Melbourne.

As part of this tour, Mr Wartig will also provide some background details on CCA's proposed capital expenditure programme planned for the next 3 years.

Included in that briefing, some further background details will be provided on the previously announced plans to build automated warehousing in NSW at a total estimated cost of about $180 million. This specific programme was previously announced to the market during 2005 and more specifically in its Full Year Results announcement to the market and the ASX on February 9, 2006.

With regard to the ASX announcement dated February 9, this was specifically referenced as follows:

"Australia commenced development of the $180 million Sydney automated warehousing and distribution facility. This project will lead to significantly enhanced customer service through reduced turnaround time for customer orders and increased pick accuracy. It will also lead to a reduction in supply chain costs as productivity improves and the number of pallet movements reduces. The major expenditure for 2005 was the purchase of land for around $30 million."

For completeness, a full copy of today's presentation will follow separately.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000


COCA-COLA
CCA
AMATIL



CCA's Capital Expenditure Review

John Wartig
Group Chief Financial Officer

23 June 2006


COCA-COLA
CCA
AMATIL

Today's Agenda

10 am	Group capex review
10.45 am	CCA Australia logistics platform Bruce Herbert, National Director Operations & Logistics
11.30 am	Logistic excellence through people, innovation and technology (including instructions for tour) Tracey Wagner, Mentone Distribution Centre Manager
12.15 pm	Tour of Facility
1.15 pm	Lunch
2 pm	Group Departs

Capital Expenditure Review
Group Perspective

Coca-Cola  Amatil

CCA Group Capex Overview

- **Maintenance capex** – 5-6% of sales (~1.1x depreciation) sustainable
- **Major infrastructure capex** – capacity expansion / technology upgrade – likely to be lumpy
- **Financial returns** – returns criteria for capex:
  - Maintenance capex – <5 year payback
  - Major Infrastructure capex – range 5-10 year payback



Capex history - High levels of capex during the 1990s a result of expanding manufacturing capacity


Capex / sales
% of sales
20.0%
15.0%
10.0%
5.0%
0.0%
1997
1998
1999
2000
2001
2002
2003
2004
2005
PPE
Other (vehicles, computers etc)
Cold drink equipment

- Manufacturing capacity expansion during the 1990s, particularly in Indonesia
- Average capex / sales of 12.6% during 1990s → 2.6x depreciation

Coca-Cola Amatil

Lower levels of capex since 2001



Capex / sales
% of sales
8.0%
6.0%
4.0%
2.0%
0.0%
2001
2002
2003
2004
2005
PPE
Other (vehicles, computers etc)
Cold drink equipment

- Key areas of spend:
  - Cold drink equipment
  - Incremental capacity expansion
  - Computers, vehicles etc
- Average capex / sales of 5.3% since 2000 represents average 1.1x depreciation
- 2005 capex includes >1% of major infrastructure capex.

Key areas of capital spending

Maintenance capex:

- Cold drink equipment
- Incremental capacity expansion
- Computers, vehicles etc

Major infrastructure capex:

- Automated warehousing
- SPCA warehouse consolidation

Cold drink equipment – Overview

- Cold drink rollout represents around a third of CCA maintenance capex
- CCA's cold drink roll-out program is central to CCA's revenue and earnings growth strategy
  - Brand equity building
  - Expands availability of cold drink
  - Ability to increase per capita consumption and market share
- Types of coolers – step change during 2000s in types of coolers to cater to customer needs
  - Smaller sizes
  - Channel specific eg: retro coolers
  - Open air

1990s – One size fits all


Drink
Ice Cold
Coca-Cola
Drink
Ice Cold
Coca-Cola

Big, red,
1 or 2
door
option


Coca-Cola
Drink
Ice Cold
Coca-Cola

2000s – Customer and channel specific coolers


Coca-Cola

Grocery and high traffic area focus on Open Air Chillers

2000s – Customer and channel specific coolers

RETRO COOLER

GUARENTEED TO ACCOMMODATE SMALL BAR ENVIRONMENTS:
- Will fit on most bar service areas.
- Model available with optional door at 'front' or 'back'
- Light weight
- Consumer attention

TRADE FEEDBACK:
- The Licensed Trade are very interested and impressed by the design of the Original Retro Cooler but are limited by space behind their bar.

MINI RETRO COOLER SOLUTIONS & IDEAS:
- The back door opening cooler is perfect for the front of the bar. (ideal)
- The front door opening cooler is perfect for the back of the bar. (Second choice)

HORECA focus on Retro Coolers


Coca-Cola
Original Retro Cooler


Coca-Cola
Coca-Cola
Back Door Opening Cooler
Front Door Opening Cooler

Glass fronted venders


Coca-Cola
Coca-Cola


MOUNT
FRANKLIN
makes you feel good

Shift in Australian cooler base towards customer specific coolers



Other
5%
Retro
4%
Open air
7%
Mini
18%
1-3 door
66%

- Since 2000, Australian cooler base has shifted from almost 100% 1-3 door fridges to ~66% as the focus has shifted to more customer tailored coolers → smaller, channel specific

Cooler placements are also central to our retail strategy.


1
2
3
4
5
6
7
8
9
$1.25
Special

12% pa increase in cooler base since 2001



No. of Coolers
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2001
2002
2003
2004
2005

- Geographic focus on Indonesia and South Korea as CCA increases product availability through customer base expansion
- Australia focus on placement and replacement of coolers
- Participation in global Coca-Cola bottler buying group since Nov05
  - Lowers the cost of coolers (~10% in 2006)
  - Reduces the cost of introducing new cooler types
  - Increases standardisation of coolers across bottlers

Future growth opportunities

- Indonesia and South Korea growth driven primarily by new customers


Coolers per 10,000 population
Coolers per 10,000 population
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
Indonesia
PNG
South Korea
Australia
NZ
Fiji
Mexico

COCA-COLA AMATIL

Australia – Direct link between cooler penetration and sales



Sydney – Coolers per 10,000 population
Cooler Per 10,000 People
Monthly Volume Per Person
Sydney Airport
Opportunities by suburb to expand cooler penetration
Strathfield (A)
North Sydney (A)
Waverley (A)
Manly (A)
Auburn (A)
Botany Bay (C)
Burwood (A)
Marrickville (A)
Parramatta (C)
Hawkesbury
Willoughby (C)
Leichhardt (A)
Campbelltown (C)
Ryde (C)
Holroyd (C)
Pittwater (A)
Hurstville (C)
Gosford (C)
Ashfield (A)
Randwick (C)
Penrith (C)
Warringah (A)
Camden (A)
Canada Bay (A)
Bankstown (C)
Sutherland Shire (A)
Rockdale (C)
Liverpool (C)
Blacktown (C)
Wyong (A)
Baulkham Hills (A)
Mosman (A)
Woollahra (A)
Fairfield (C)
Hornsby (A)
Wollondilly (A)
Canterbury (C)
Blue Mountains (C)
Lane Cove (A)
Hunter's Hill (A)
Ku-ring-gai (A)
Kogarah (A)
Coolers / 10,000 People
Vol / Person
Poly. (Vol / Person)

COCA-COLA AMATIL

Key areas of spending

Maintenance capex:

- Cold drink equipment
- Incremental capacity expansion
- Computers, vehicles etc

Major infrastructure capex:

- Automated warehousing
- SPCA warehouse consolidation

Incremental capacity expansion since 2001

- Incremental capacity expansion represents 30-40% of CCA maintenance capex
- Key areas of spending is on line upgrades or additional lines to meet increased demand or to improve efficiency
- Savings derived from:
  - Increased automation including introduction of robotics
  - Reduced labour
  - Improved accuracy = better customer service
  - Interstate freight savings

Key projects since 2001

Region	Type of Investment	Results
Australia	QLD water line Powerade capacity Line upgrades	• Increased capacity • New packaging formats • Reduced cost • Paybacks - <1 yr to <5 years
Indonesia	PET and RGB lines Hot fill upgrades for isotonics	• Increased capacity • Increased line speed • Support NPD
SPCA	Automated colour sorters for better QA	• Greater fruit retention • Labour savings

Key areas of spending

Maintenance capex:

- Cold drink equipment
- Incremental capacity expansion
- Computers, vehicles etc

Major infrastructure capex:

- Automated warehousing
- SPCA warehouse consolidation

Automated warehousing – Mentone

- Operational since June 2004
- Cost approx $30 million (plant and equipment)
- Generating annual cost savings of $7 million
- Improved customer service with:
  - Reduced turnaround time for orders
  - Improved pick accuracy



Automated warehousing – Sydney

- Dual project – High-rise automated warehouse (Northmead) & Distribution centre (Eastern Creek)
- Cost – ~$180 million (including land and buildings)
- Due for completion by end 2008
- Benefits:
  - Automation will deliver savings in labour, fuel and maintenance costs
  - Expansion of manufacturing capability at Northmead and delivery efficiencies from roll-on/roll-off systems at Eastern Creek
- Financing – currently evaluating sale and leaseback of Eastern Creek

Automated warehousing – Auckland

- Semi-automated warehouse facility on existing Auckland manufacturing site
- Cost – ~NZ$80 million
- Due for completion by end 2008
- Benefits:
  - Improved customer service based on order fulfilment & pick accuracy
  - Reduced operating costs – external warehousing (3 leased warehouses & several 3rd party storage facilities), transport, some labour
  - Reductions in lost & damaged stock



Key areas of spending

Maintenance capex:

- Cold drink equipment
- Incremental capacity expansion
- Computers, vehicles etc

Major infrastructure capex:

- Automated warehousing
- SPCA warehouse consolidation

SPCA warehouse consolidation

- $15 million warehouse consolidation – reducing offsite warehousing from 12 to 2
- Due for completion in November 2006 – on time and on budget
- Key benefits – savings to be in excess of $2 million pa in reduced handling and freight as well as better inventory control


SPC ARDMONA

Capex Outlook 2006-2008: Target range 7-9% of sales

Major Infrastructure Capex 2-3%
Maintenance Capex 5-6%

- **Major infrastructure capex:** $250 million or 2-3% of sales over 3 years
  - Automated warehousing – Sydney & Auckland
  - Warehouse consolidation – SPCA
  - Expected annualised savings of ~$25 million from 2009
- **Maintenance capex focus:** 5-6% maintainable base capex level
  - Cold drink equipment
  - Incremental capacity expansion
  - Computers, vehicles etc